GOTTEX TRUST

28 State Street, 40th Floor

Boston, Massachusetts 02109

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

December 5, 2013

Via EDGAR Transmission

Dominic J. Minore, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gottex Trust (the “Registrant”)
Registration Statement on Form N-1A filed on 9/16/13 (Acc. No. 0001144204-13-050924)
(File Numbers: 333-191185 and 811-22889)

Request for Acceleration

Dear Mr. Minore:

On behalf of the Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 3, filed on December 5, 2013 (Accession number 0001144204-13-065767), be accelerated to Thursday, December 5, 2013, or as soon as practicable thereafter.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing; (ii) should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the request for acceleration. Please contact Matthew R. DiClemente at (215) 564-8173 if you have any questions or need further information.

/s/ William H. Woolverton	/s/ Mark Fairbanks
William H. Woolverton	Mark Fairbanks
Secretary and Vice President	President
Gottex Trust

cc: Matthew R. DiClemente